PRESS RELEASE
For more information contact:

Investor Relations
Jeff Corbin / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1214 / 1236
jcorbin@kcsa.com / mcsaby@kcsa.com
----------------------------------



             Tikcro Technologies Reports 2008 Second Quarter Results

Tel Aviv, Israel, August 11, 2008 -- Tikcro Technologies Ltd. (OTC BB: TIKRF) today reported results for the second quarter and six months ended June 30, 2008.

Net loss for the second quarter was $ 45,000, or $ (0.01) per share. Net loss for the six months ended June 30, 2008 was $ 71,000 or $ (0.01) per share. As of June 30, 2008 the Company had cash and marketable securities totaling $10.4 million.

In July 2008, Tikcro acquired, for $2.5 million, common stock, a convertible note and a warrant in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. BioCancell is currently conducting a Phase IIb clinical trial using its leading drug BC-819 for the treatment of superficial bladder carcinoma cancer and is preparing for two Phase I clinical trials for the treatment of ovarian cancer and for pancreatic cancer.

Tikcro holds 5.8% of the outstanding capital stock of BioCancell and will be able to increase its holding up to 38.8%, subject to the exercise of its convertible securities (convertible note and warrant). This calculation takes into account the issuance of shares by BioCancell upon the conversion and exercise of securities held by Tikcro but not the conversion or exercise of any other securities.

The shares of BioCancell are listed on the Tel Aviv Stock Exchange. More information about BioCancell is available on its website at: www.biocancell.com.

About Tikcro Technologies:
Tikcro's business plan is to acquire stakes in one or more operating companies without limitation as to their industry or revenues. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related toour ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.


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                                           Tikcro Technologies Ltd.
                                                 Balance Sheet
                                           (US dollars in thousands)
------------------------------------------------------------------------------------------------


                                                                 June 30,             December 31,
                                                                      2008                  2007
         Assets
               Current assets

               Cash and short-term marketable securities        $   10,406     $           10,325
               Other receivables                                        31                     32
                                                                 ---------                -------
                    Total current assets                            10,437                 10,357

                    Total assets                                $   10,437     $           10,357
                                                                -----------       ----------------

         Liabilities and Shareholders' Equity
               Current liabilities
               Other current liabilities and related party
               current account                                  $      195   $                170
                                                                -----------       ----------------
                    Total current liabilities                                                 170
                                                                       195


               Shareholders' equity                                 10,242                 10,187
                                                                -----------       ----------------

               Total liabilities and shareholders' equity       $   10,437   $             10,357
                                                                ----------       ----------------



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                            Tikcro Technologies Ltd.
                            Statements of Operations
                (US dollars in thousands, except per share data)
----------------------------------------------------------------------------------------------------------------------------

                                                              Three Months Ended June 30              Six Months Ended June 30
                                                              2008                 2007                 2008              2007
                                                              ----                 ----                 ----              ----

General and administrative expenses                           $150        $         44          $        296       $      138
                                                         ----------------     ----------------      --------------     ----------

Total operating expenses                                       150                  44                   296              138
                                                         ----------------     ----------------      --------------     ----------

Operating loss                                                (150)                (44)                 (296)             (138)

Financial income, net                                          105                  127                  225               239
                                                         ----------------     ----------------      --------------     ----------

Net income (loss)                                             $(45)       $         83          $       (71)       $       101
                                                         ================     ================      ==============     ==========
                                                         ----------------     ----------------      --------------     ----------
Basic and diluted net earnings (loss) per share              $(0.01)      $         0.01        $      (0.01)      $     $ 0.01
                                                         ================     ================      ==============     ==========

Basic weighted average shares                                 8,140                7,909                8,110             7,909
                                                         ================     ================      ==============     ==========

Diluted weighted average shares                               8,140                8,067                8,110             8,066
                                                         ================     ================      ==============     ==========

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